FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST 2003

                       COMMISSION FILE NUMBER 333-13944

                       MAHANAGAR TELEPHONE NIGAM LIMITED
            -----------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                      N/A
                -----------------------------------------------
                (Translation of Registrant's name into English)

                      12TH FLOOR, JEEVAN BHARATI TOWER-1
                             124 CONNAUGHT CIRCUS
                               NEW DELHI 110 001
                                     INDIA
                   ----------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F __X__         Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes ___           No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

      Attached hereto is a copy of the unaudited financial results under Indian GAAP for the quarter ended June 30, 2003 and the related press release.

                       MAHANAGAR TELEPHONE NIGAM LIMITED
                         (A Govt. of India Enterprise)

                                                                         Rs in Million
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.06.2003
---------------------------------------------------------------------------------------------
Sl.No.               Particulars                 UNAUDITED                  AUDITED
                                               ----------------------------------------------
                                                                Corresponding      Year ended
                                                 Three months   three months of    31.3.2003
                                                 ended on       the previous       (Subject to
                                                 30-06-2003     year ended on      C&AG
                                                                30-06-2002         comments)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
      1 Net Income from Service                     14974.79       14936.54        58065.30
      2 Other Income                                  404.37         415.71         2241.35
        Total                                       15379.16       15352.25        60306.65
      3 Total Expenditure
a.      Staff Cost                                   3363.81        3889.76        14338.53
b.      Admn./Operative Expenditure                  2146.56        2037.23        10108.21
c.      Licence Fee                                  1915.28        1588.39         5818.16
d.      Revenue Sharing                              1980.17        2046.56         8445.58
      4 Interest                                       73.14           8.56          328.19
      5 Depreciation                                 2200.31        2178.51         8670.42
        Total                                       11679.27       11749.01        47709.09
      6 Profit Before Tax                            3699.89        3603.24        12597.56
      7 Provision for Taxation                       1193.82        1104.50         3600.32
      8 Prior period adjustments                        0.00                         225.69
      9 Net Profit                                   2506.07        2498.74         8771.55
     10 Paid up equity share capital
        Face value of Rs.10/-each.                                                  6300.00
     11 Reserves excluding
        Revaluation Reserve (As at 31.03.2003)                                     88669.73
     12 EPS
        Basic/Diluted (in Rs.)                          3.98           3.96           13.92
     13 Aggregate of non-promoter
        shareholding:-
a.      Number of shares                                                          275627260
b.      Percentage of shareholding                                                   43.75%
-------------------------------------------------------------------------------------------


           UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS
                                           ENDED ON 30/06/2003

                                                                               Rs. in Million
        ---------------------------------------------------------------------------------------------
                                                    Business Segments
        --------------------------------------------------------------------   Unallocable     Total
                     Particulars                  Basic Services   Cellular
        ---------------------------------------------------------------------------------------------
        Income from Services                        14684.11         406.08      -115.40    14974.79
        Inter Unit Income                               0.00           0.00         0.00        0.00
        Other Income                                   35.92          20.02       348.43      404.37
        Total:                                      14720.03         426.10       233.03    15379.16
        Segment result before interest/
         extra- ordinary items and Tax               3187.74          73.55       511.75     3773.04
        Less: Interest                                 73.14           0.00         0.00       73.14
        Profit before Extra-ordinary
        items and Tax                                3114.60          73.55       511.75     3699.89
        Less: Prior period items                        0.00           0.00         0.00        0.00
        Profit before tax                            3114.60          73.55       511.75     3699.89
        Less: Provision for Tax                         0.00           0.00      1193.82     1193.82
        Profit after tax                                                                     2506.07

        Segment Assets                             101730.88        2524.05     96049.69   200304.62
        Segment Liabilities                         54519.38        1408.77     44995.89   100924.04
        Capital Employed                            47211.50        1115.27     51053.80    99380.58
        Segment Depreciation                         2146.22          52.52         1.56     2200.31
        ---------------------------------------------------------------------------------------------


Notes:
      1 The above results have been reviewed by the Audit Committee & taken on record by the Board of Directors in their meeting held on 31-07-2003.
      2 Previous period /year figures have been regrouped/rearranged wherever necessary.

                                               For and on behalf of the Board of Directors
Place:  New Delhi                                            (R.S.P.Sinha)
Date : 31.07.2003                                          Director(Finance)

                                 PRESS RELEASE

                       MAHANAGAR TELEPHONE NIGAM LIMITED

o MTNL REVERSES THE TREND IN IST QUARTER ENDING 30.06.2003 NET PROFIT INCREASED BY 36.48% AS COMPARED TO THE PREVIOUS QUARTER.

         THE BOARD OF DIRECTORS OF MTNL HAVE TAKEN ON RECORD THE UNAUDITED FINANCIAL RESULTS FOR THE 1ST QUARTER ENDED ON 30.6.2003. DURING THIS QUARTER INCOME FROM SERVICES HAS GONE UP BY RS.1409.93 MILLION AND NET PROFIT HAS GONE UP BY RS.669.87 MILLION AS COMPARED TO THE PREVIOUS QUARTER ENDED ON 31.03.2003. THE NET PROFIT HAS GONE UP BY 36.48% AND THE INCOME HAS GONE UP BY 10.39% DURING THIS QUARTER AS COMPARED TO THE PREVIOUS QUARTER.

         TOTAL INCOME OF RS. 15379.16 MILLION DURING THIS QUARTER ENDED ON
         30.6.2003 HAS GONE UP BY RS.26.91 MILLION WHICH IS INCREASE OF 0.18% AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR ENDED ON 30.6.2002. AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR ENDED ON 30.06.2002, THE GROSS PROFIT HAS GONE UP BY RS.96.65 MILLION WHICH IS AROUND 2.68% DURING THIS QUARTER.

         COMPANY HAS BROAD BASED ITS SERVICES PORTFOLIO WITH EMPHASIS ON VALUE ADDITION AND MAINTAINED A TIGHT CONTROL OVER ITS OPERATING COST.



                                           (R.S.P. SINHA )
                                        DIRECTOR (FINANCE)
         NEW DELHI
         31.7.2003

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Mahanagar Telephone Nigam Limited


                                          By    /s/ R.S.P. Sinha
                                            ----------------------------
                                          Name:   R.S.P. Sinha
                                          Title:  Director (Finance)

Date: August 5, 2003